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                                                                   EXHIBIT 99.a

                         RELIANT ENERGY RESOURCES CORP.
                        Items Incorporated by Reference


ITEMS INCORPORATED BY REFERENCE FROM THE RELIANT ENERGY AND RESOURCES FORM 10-K:



o Item 3. LEGAL PROCEEDINGS

(b)     Resources Corp.

        For a description of certain legal and regulatory proceedings affecting Resources, see Note 8(d) to Resources' Consolidated Financial Statements, which note is incorporated herein by reference.



o Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE COMPANY -- CERTAIN FACTORS AFFECTING FUTURE EARNINGS OF THE COMPANY

        Earnings for the past three years are not necessarily indicative of future earnings and results. The level of future earnings depends on numerous factors including (i) state and federal legislative or regulatory developments,
(ii) national or regional economic conditions, (iii) industrial, commercial and residential growth in service territories of the Company, (iv) the timing and extent of changes in commodity prices and interest rates, (v) weather variations and other natural phenomena, (vi) growth in opportunities for the Company's diversified operations, (vii) the results of financing efforts, (viii) the ability to consummate and timing of consummation of pending acquisitions and dispositions, (ix) the speed, degree and effect of continued electric industry restructuring in North America and Western Europe, and (x) risks incidental to the Company's overseas operations, including the effects of fluctuations in foreign currency exchange rates.

        In order to adapt to the increasingly competitive environment, the Company continues to evaluate a wide array of potential business strategies, including business combinations or acquisitions involving other utility or non-utility businesses or properties, internal restructuring, reorganizations or dispositions of currently owned businesses and new products, services and customer strategies.

COMPETITION AND RESTRUCTURING OF THE TEXAS ELECTRIC UTILITY INDUSTRY

        The electric utility industry is becoming increasingly competitive due to changing government regulations, technological developments and the availability of alternative energy sources.

        Texas Electric Choice Plan. In June 1999, the Texas legislature adopted legislation that substantially amends the regulatory structure governing electric utilities in Texas in order to allow retail competition beginning with respect to pilot projects for up to 5% of each utility's load in all customer classes in June 2001 and for all other customers on January 1,2002. In preparation for that competition, the Company expects to make significant changes in the electric utility operations it conducts through Reliant Energy HL&P. Under the Legislation, on January 1, 2002, most retail customers of investor-owned electric utilities in Texas will be entitled to purchase their electricity from any of a number of "retail electric providers" which will have been certified by the Texas Utility Commission. Power generators will sell electric energy to wholesale purchasers, including retail electric providers, at unregulated rates beginning January 1, 2002. For further information regarding the Legislation, see Note 3 to the Company's Consolidated Financial Statements.

        Stranded Costs. Pursuant to the Legislation, Reliant Energy HL&P will be entitled to recover its stranded costs (i.e., the excess of net book value of generation assets, as defined by the Legislation, over the market value of those assets) and its regulatory assets related to generation. The Legislation prescribes specific methods for determining the amount of stranded costs and the details for their recovery. However, during the base rate freeze period from 1999 through 2001, earnings above the utility's authorized return formula will be applied in a manner to accelerate depreciation of generation related plant assets for regulatory purposes. In addition, depreciation expense for transmission and



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distribution related assets may be redirected to generation assets for regulatory purposes during that period. The Legislation also provides for Reliant Energy HL&P, or a special purpose entity, to issue securitization bonds for the recovery of generation related regulatory assets and stranded costs. Any stranded costs not recovered through the securitization bonds will be recovered through a non-bypassable charge to transmission and distribution customers.

        Accounting. At June 30, 1999, the Company performed an impairment test of its previously regulated electric generation assets pursuant to SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", on a plant specific basis. The Company determined that $797 million of electric generation assets were impaired as of June 30, 1999. Of such amounts, $745 million relate to the South Texas Project and $52 million relate to two gas-fired generation plants. The Legislation provides recovery of this impairment through regulated cash flows during the transition period and through non-bypassable charges to transmission and distribution customers. As such, a regulatory asset has been recorded for an amount equal to the impairment loss and is included on the Company's Consolidated Balance Sheets as a regulatory asset.

        The impairment analysis requires estimates of possible future market prices, load growth, competition and many other factors over the lives of the plants. The resulting impairment loss is highly dependent on these underlying assumptions. In addition, after January 10,2004, Reliant Energy HL&P must finalize and reconcile stranded costs (as defined by the Legislation) in a filing with the Texas Utility Commission. Any difference between the fair market value and the regulatory net book value of the generation assets (as defined by the Legislation) will either be refunded or collected through future transmission and distribution rates. This final reconciliation allows alternative methods of third party valuation of the fair market value of these assets, including outright sale, stock valuations and asset exchanges. Because generally accepted accounting principles require the Company to estimate fair market values on a plant-by-plant basis in advance of the final reconciliation, the financial impacts of the Legislation with respect to stranded costs are subject to material changes. Factors affecting such change may include estimation risk, uncertainty of future energy prices and the economic lives of the plants. If events occur that make the recovery of all or a portion of the regulatory assets associated with the generation plant impairment loss and deferred debits created from discontinuance of SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation" pursuant to the Legislation no longer probable, the Company will write off the corresponding balance of such assets as a non-cash charge against earnings.

        In the fourth quarter of 1999, Reliant Energy HL&P filed an application to securitize its generation related regulatory assets as defined by the Legislation. The Texas Utility Commission, Reliant Energy HL&P and other interested parties have been discussing proposed methodologies for calculating the amount of such assets to be securitized. The parties have reached an agreement in principle as to the amount to be securitized, which reflects the economic value of the nominal book amount which prior to the deregulation legislation would have been collected through rates over a much longer time period. The Company has determined that a pre-tax accounting loss of $282 million exists. Therefore, the Company recorded an after-tax extraordinary loss of $183 million for this accounting impairment of these regulatory assets in 1999.

        Transmission System Open Access. In February 1996, the Texas Utility Commission adopted rules granting third-party users of transmission systems open access to such systems at rates, terms and conditions comparable to those available to utilities owning such transmission assets. Under the Texas Utility Commission order implementing the rule, Reliant Energy HL&P was required to separate, on an operational basis, its wholesale power marketing operations from the operations of the transmission grid and, for purposes of transmission pricing, to disclose each of its separate costs of generation, transmission and distribution. Within ERCOT, an independent system operator (ISO) manages the state's electric grid, ensuring system reliability and providing non-discriminatory transmission access to all power producers and traders.

        Transition Plan. In June 1998, the Texas Utility Commission approved the Transition Plan filed by Reliant Energy HL&P in December 1997. Certain parties have appealed the order approving the Transition Plan. The provisions of the Transition Plan expired by their own terms as of December 31, 1999. For additional information, see Note 4 to the Company's Consolidated Financial Statements.



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COMPETITION -- RELIANT ENERGY EUROPE OPERATIONS

      The European energy market is highly competitive. In addition, over the next several years, an increasing consolidation of the participants in the Dutch generating market is expected to occur.

      Reliant Energy Europe competes in the Netherlands primarily against the three other largest Dutch generating companies, various cogenerators of electric power, various alternate sources of power and non-Dutch generators of electric power, primarily from Germany. At present, the Dutch electricity system has three operational interconnection points with Germany and two interconnection points with Belgium. There are also a number of projects that are at various stages of development and that may increase the number of interconnections in the future including interconnections with Norway and the United Kingdom. The Belgian interconnections are used to import electricity from France but a larger portion of Dutch imports comes from Germany. In 1998, net power imports into the Netherlands were approximately 11.7 terawatt hours. Based on current information, it is estimated that net power imports into the Netherlands in 1999 increased significantly from 1998.

      In 1999, UNA and the three other largest Dutch generators supplied approximately 60% of the electricity consumed in the Netherlands. Smaller Dutch producers supplied about 28% and the remainder was imported. The Dutch electricity market is expected to be gradually opened for wholesale competition including certain commercial and industrial customers beginning in 2001. Competition is expected to increase in subsequent years and it is anticipated that the market for small businesses and residential customers will become open to competition by 2007. The timing of the opening of these markets is subject, however, to change at the discretion of the Minister of Economic Affairs.

      The trading and marketing operations of Reliant Energy Europe will also be subject to increasing levels of competition. As of March 1,2000, there were approximately 25 trading and marketing companies registered with the Amsterdam Power Exchange. Competition for marketing customers is intense and is expected to increase with the deregulation of the market. The primary elements of competition in both the generation and trading and marketing side of Reliant Energy Europe's business operations are price, credit-support and supply and delivery reliability.

COMPETITION -- OTHER OPERATIONS

      Wholesale Energy By the third quarter of 2000, Reliant Energy expects that the Company will own and operate over 8,000 MW of non-rate regulated electric generation assets that serve the wholesale energy markets located in the states of California and Florida, and the Southwest, Midwest and Mid-Atlantic regions of the United States. Competitive factors affecting the results of operations of these generation assets include: new market entrants, construction by others of more efficient generation assets, the actions of regulatory authorities and weather.

      Other competitors operate power generation projects in most of the regions where the Company has invested in non-rate regulated generation assets. Although local permitting and siting issues often reduce the risk of a rapid growth in supply of generation capacity in any particular region, over time, projects are likely to be built which will increase competition and lower the value of some of the Company's non-rate regulated electric generation assets.

      The regulatory environment of the wholesale energy markets in which the Company invests may adversely affect the competitive conditions of those markets. In several regions, notably California and in the PJM Power Pool Region (in the Mid-Atlantic region of the United States), the independent system operators have chosen to rely on price caps and market redesigns as a way of minimizing market volatility.

      The results of operations of the Company's non-rate regulated generation assets are also affected by the weather conditions in the relevant wholesale energy markets. Extreme seasonal weather conditions typically increase the demand for wholesale energy. Conversely, mild weather conditions typically have the opposite effect. In some regions, especially California, weather conditions associated with hydroelectric generation resources such as rainfall and snowpack can significantly influence market prices for electric power by increasing or decreasing the availability and timing of hydro-based generation which is imported into the California market.



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        Competition for acquisition of international and domestic non-rate regulated power projects is intense. The Company competes against a number of other participants in the non-utility power generation industry, some of which have greater financial resources and have been engaged in non-utility power projects for periods longer than the Company and have accumulated larger portfolios of projects. Competitive factors relevant to the non-utility power industry include financial resources, access to non-recourse funding and regulatory factors.

        Reliant Energy Services competes for sales in its natural gas, electric power and other energy derivatives trading and marketing business with other energy merchants, producers and pipelines based on its ability to aggregate supplies at competitive prices from different sources and locations and to efficiently utilize transportation from third-party pipelines and transmission from electric utilities. Reliant Energy Services also competes against other energy marketers on the basis of its relative financial position and access to credit sources. This competitive factor reflects the tendency of energy customers, wholesale energy suppliers and transporters to seek financial guarantees and other assurances that their energy contracts will be satisfied. As pricing information becomes increasingly available in the energy trading and marketing business and as deregulation in the electricity markets continues to accelerate, the Company anticipates that Reliant Energy Services will experience greater competition and downward pressure on per-unit profit margins in the energy marketing industry.

        Natural Gas Distribution. Natural Gas Distribution competes primarily with alternate energy sources such as electricity and other fuel sources. In addition, as a result of federal regulatory changes affecting interstate pipelines, it has become possible for other natural gas suppliers and distributors to bypass Natural Gas Distribution's facilities and market, sell and/or transport natural gas directly to small commercial and/or large volume customers.

        Interstate Pipelines. The Interstate Pipelines segment competes with other interstate and intrastate pipelines in the transportation and storage of natural gas. The principal elements of competition among pipelines are rates, terms of service, and flexibility and reliability of service. Interstate Pipelines competes indirectly with other forms of energy available to its customers, including electricity, coal and fuel oils. The primary competitive factor is price. Changes in the availability of energy and pipeline capacity, the level of business activity, conservation and governmental regulations, the capability to convert to alternative fuels, and other factors, including weather, affect the demand for natural gas in areas served by Interstate Pipelines and the level of competition for transport and storage services.

FLUCTUATIONS IN COMMODITY PRICES AND DERIVATIVE INSTRUMENTS

        For information regarding the Company's exposure to risk as a result of fluctuations in commodity prices and derivative instruments, see "Quantitative and Qualitative Disclosures About Market Risk" in Item 7A of this Report.

INDEXED DEBT SECURITIES (ACES AND ZENS) AND TIME WARNER INVESTMENT

        For information on Reliant Energy's indexed debt securities and its investment in TW Common, see "Quantitative and Qualitative Disclosures About Market Risk" in Item 7A of this Report and Note 8 to the Company's Consolidated Financial Statements.

IMPACT OF THE YEAR 2000 ISSUE AND OTHER SYSTEM IMPLEMENTATION ISSUES

        In 1997, the Company initiated a corporate wide Year 2000 project to address mainframe application systems, information technology (IT) related equipment, system software, client-developed applications, building controls and non-IT embedded systems such as process controls for energy production and delivery. The evaluation of Year 2000 issues included those related to significant customers, key vendors, service suppliers and other parties material to the Company's operations.

        Remediation and testing of all systems and equipment were completed during 1999. The Company did not experience any Year 2000 problems that significantly affected the operations of the Company. The Company will



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continue to monitor and assess potential future problems. Total direct costs of resolving the Year 2000 issue with respect to the Company were $29 million.

     The Company is in the process of implementing SAP America, Inc.'s (SAP) proprietary R/3 enterprise software. Although the implementation of the SAP system had the incidental effect of negating the need to modify many of the Company's computer systems to accommodate the Year 2000 problem, the Company does not deem the costs of the SAP system as directly related to its Year 2000 compliance program. Portions of the SAP system were implemented in December 1998, March 1999 and September 1999, and it is expected that the final portion of the SAP system will be fully implemented by the fourth quarter of 2002. The cost of implementing the SAP system is currently estimated to be approximately $237 million, inclusive of internal costs. As of December 31, 1999, $192 million has been spent on the implementation.

ENTRY INTO THE EUROPEAN MARKET

     Reliant Energy Europe owns, operates and sells power from generation facilities in the Netherlands and plans to participate in the emerging wholesale energy trading and marketing industry in the Netherlands and other countries in Europe. Reliant Energy expects that the Dutch electric industry will undergo change in response to market deregulation in 2001. These expected changes include the anticipated expiration of certain transition agreements which have governed the basic tariff rates that UNA and other generators have charged their customers. Based on current forecasts and other assumptions, the revenues of UNA could decline significantly from 1999 revenues after 2000.

     One of the factors that could have a significant impact on the Dutch energy industry, including the operations of UNA, is the ultimate resolution of stranded cost issues in the Netherlands. The Dutch government is currently seeking to establish a transitional regime in order to solve the problem of stranded costs, which relate primarily to investments and contracts entered into by SEP and certain licensed generators prior to the liberalization of the market. SEP is owned in equal shares by each of the four large Dutch generating companies, including UNA.

     In connection with the acquisition of UNA, the selling shareholders of UNA agreed to indemnify UNA for certain stranded costs in an amount not to exceed NLG 1.4 billion (approximately $639 million based on an exchange rate of 2.19 NLG per U.S. dollar as of December 31, 1999), which may be increased in certain circumstances at the option of the Company up to NLG 1.9 billion (approximately $868 million). Of the total consideration paid by the Company for the shares of UNA, NLG 900 million (approximately $411 million) has been placed by the selling shareholders in an escrow account to secure the indemnity obligations. Although Reliant Energy believes that the indemnity provision will be sufficient to cover UNA's ultimate share of any stranded cost obligation, this belief is based on numerous assumptions regarding the ultimate outcome and timing of the resolution of the stranded cost issue, the existing shareholders timely performance of their obligations under the indemnity arrangement, and the amount of stranded costs which at present is not determinable.

     The Dutch government is expected to propose a legislative initiative regarding stranded costs to the Dutch cabinet in March 2000. The proposed legislation will be sent to the Dutch council of state for review. It is not anticipated that the legislation will be reviewed by parliament until late in the summer of 2000.

     For information about the Company's exposure through its investment in Reliant Energy Europe to losses resulting from fluctuations in currency rates, see "Quantitative and Qualitative Disclosures About Market Risk" in Item 7A of this Form 10-K.



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RISK OF OPERATIONS IN EMERGING MARKETS

     Reliant Energy Latin America's operations are subject to various risks incidental to investing or operating in emerging market countries. These risks include political risks, such as governmental instability, and economic risks, such as fluctuations in currency exchange rates, restrictions on the repatriation of foreign earnings and/or restrictions on the conversion of local currency earnings into U.S. dollars. The Company's Latin American operations are also highly capital intensive and, thus, dependent to a significant extent on the continued availability of bank financing and other sources of capital on commercially acceptable terms.

     Impact of Currency Fluctuations on Company Earnings. The Company owns 11.78% of the stock of Light Servicos de Eletricidade S.A. (Light) and, through its investment in Light, a 9.2% interest in the stock of Metropolitana Electricidade de Sao Paulo S.A. (Metropolitana). As of December 31, 1999 and 1998, Light and Metropolitana had total borrowings of $2.9 billion and $3.2 billion, respectively, denominated in non-local currencies. During the first quarter of 1999, the Brazilian real was devalued and allowed to float against other major currencies. The effects of devaluation on the non-local currency denominated borrowings caused the Company to record an after-tax charge for the year ended December 31, 1999 of $102 million as a result of foreign currency transaction losses recorded by both Light and Metropolitana in such periods. For additional information regarding the effect of the devaluation of the Brazilian real, see Note 7(a) in the Company's Consolidated Financial Statements.

        Light's and Metropolitana's tariff adjustment mechanisms are not directly indexed to the U.S. dollar or other non-local currencies. To partially offset the devaluation of the Brazilian real, and the resulting increased operating costs and inflation, Light and Metropolitana received tariff rate increases of 16% and 21%, respectively, which were phased in during June and July 1999. Light also received its annual rate adjustment in November 1999 resulting in a tariff rate increase of 11%. The Company is pursuing additional tariff increases to mitigate the impact of the devaluation; however, there can be no assurance that such adjustments will be timely or that they will permit substantial recovery of the impact of the devaluation.

        Certain of Reliant Energy Latin America's other foreign electric distribution companies have incurred U.S. dollar and other non-local currency indebtedness (approximately $600 million at December 31, 1999). For further analysis of foreign currency fluctuations in the Company's earnings and cash flows, see "Quantitative and Qualitative Disclosures About Market Risk -- Foreign Currency Exchange Rate Risk" in Item 7A of this Form 10-K.

        Impact of Foreign Currency Devaluation on Projected Capital Resources. The ability of Light and Metropolitana to repay or refinance their debt obligations at maturity is dependent on many factors, including local and international economic conditions prevailing at the time such debt matures. If economic conditions in the international markets continue to be unsettled or deteriorate, it is possible that Light, Metropolitana and the other foreign electric distribution companies in which the Company holds investments might encounter difficulties in refinancing their debt (both local currency and non-local currency borrowings) on terms and conditions that are commercially acceptable to them and their shareholders. In such circumstances, in lieu of declaring a default or extending the maturity, it is possible that lenders might seek to require, among other things, higher borrowing rates, and additional equity contributions and/or increased levels of credit support from the shareholders of such entities. For a discussion of the Company's anticipated capital contributions in 2000, see "-- Liquidity and Capital Resources -- Future Sources and Uses of Cash Flows -- Reliant Energy Latin America Capital Contributions and Advances." In 2000, $1.6 billion of debt obligations of Light and Metropolitana will mature. The availability or terms of refinancing such debt cannot be assured. Currency fluctuation and instability affecting Latin America may also adversely affect the Company's ability to refinance its equity investments with debt.

ENVIRONMENTAL EXPENDITURES

     The Company is subject to numerous environmental laws and regulations, which require it to incur substantial costs to operate existing facilities, construct and operate new facilities, and mitigate or remove the effect of past operations on the environment.




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     Clean Air Act Expenditures. The Company expects the majority of capital expenditures associated with environmental matters to be incurred by Electric Operations in connection with new emission limitations under the Federal Clean Air Act (Clean Air Act) for oxides of nitrogen (NOx). NOx reduction costs incurred by Electric Operations generating units in the Houston, Texas area totaled approximately $7 million in 1999 and $7 million in 1998. The Texas Natural Resources Conservation Commission (TNRCC) is currently considering additional NOx reduction requirements for electric generating units and other industrial sources located in the Houston metropolitan area and the eastern half of Texas as a means to attain the Clean Air Act standard for ozone. Although the magnitude and timing of these requirements will not be established by the TNRCC until November, 2000, NOx reductions approaching 90% of the emissions level are anticipated. Expenditures for NOx controls on Electric Operations' generating units have been estimated at $500 million to $600 million during the period 2000 through 2003, with an estimated $80 million to be incurred during 2000. In addition, the Legislation created a program mandating air emissions reductions for certain generating facilities of Electric Operations. The Legislation provides for stranded cost recovery for costs associated with this obligation incurred before May 1, 2003. For further information regarding the Legislation, see Note 3 to the Company's Consolidated Financial Statements.

     Site Remediation Expenditures. From time to time the Company has received notices from regulatory authorities or others regarding its status as a potentially responsible party in connection with sites found to require remediation due to the presence of environmental contaminants. Based on currently available information, Reliant Energy believes that remediation costs will not materially affect its financial position, results of operations or cash flows. There can be no assurance, however, that future developments, including additional information about existing sites or the identification of new sites, will not require material revisions to Reliant Energy's estimates. For information about specific sites that are the subject of remediation claims, see Note 14(h) to the Company's Consolidated Financial Statements and Note 8(d) to Resources' Consolidated Financial Statements.

     Mercury Contamination. Like other natural gas pipelines, the Company's pipeline operations have in the past employed elemental mercury in meters used on its pipelines. Although the mercury has now been removed from the meters, it is possible that small amounts of mercury have been spilled at some of those sites in the course of normal maintenance and replacement operations and that such spills have contaminated the immediate area around the meters with elemental mercury. Such contamination has been found by Resources at some sites in the past, and the Company has conducted remediation at sites found to be contaminated. Although the Company is not aware of additional specific sites, it is possible that other contaminated sites exist and that remediation costs will be incurred for such sites. Although the total amount of such costs cannot be known at this time, based on experience of the Company and others in the natural gas industry to date and on the current regulations regarding remediation of such sites, the Company believes that the cost of any remediation of such sites will not be material to the Company's or Resources' financial position, results of operations or cash flows.

     Other. In addition, the Company has been named as a defendant in litigation related to such sites and in recent years has been named, along with numerous others, as a defendant in several lawsuits filed by a large number of individuals who claim injury due to exposure to asbestos while working at sites along the Texas Gulf Coast. Most of these claimants have been workers who participated in construction of various industrial facilities, including power plants, and some of the claimants have worked at locations owned by the Company. The Company anticipates that additional claims like those received may be asserted in the future and intends to continue its practice of vigorously contesting claims which it does not consider to have merit. Although their ultimate outcome cannot be predicted at this time, the Company does not believe, based on its experience to date, that these matters, either individually or in the aggregate, will have a material adverse effect on the Company's financial position, results of operations or cash flows.

OTHER CONTINGENCIES

     For a description of certain other legal and regulatory proceedings affecting the Company, see Notes 3, 4 and 14 to the Company's Consolidated Financial Statements and Note 8 to Resources' Consolidated Financial Statements.



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